April 12, 2011
Ms. Amanda Ravitz
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Re:	Pentair, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed February 23, 2011 File No. 000-04689
Dear Ms. Ravitz:
On behalf of Pentair, Inc., I am writing in response to the staff’s comment with respect to the above-referenced filing from your letter dated April 1, 2011.
Set forth below are the headings and numbered paragraph from the staff’s April 1 letter, which is immediately followed by Pentair’s response.
Item 11. Executive Compensation, page 78
1.	Please show us how you determined that your free cash flow was $236.2 million, as disclosed on page 21 of your definitive proxy statement. Please include in your response all calculations underlying that determination. Given the formula disclosed on page 20 of your proxy statement and numbers on pages 32 and 42 of your Form 10-K, it is unclear how you determined that the free cash flow performance target was exceeded.
Response:
The company’s formula for calculating free cash flow is defined in its Form 10-K as net cash provided by (used for) continuing operations less capital expenditures plus proceeds from sale of property and equipment. As disclosed on page 20 of the proxy statement, the company’s compensation committee established the free cash flow performance target under the company’s Executive Officer Performance Plan (EOPP) on this basis. However, as noted on page 20, this performance target is prior to adjustments specified in the EOPP. One of the adjustments specified in the EOPP (which was filed with the SEC as Appendix B to the company’s proxy statement for its 2009 annual meeting of shareholders) is to exclude cash flow associated with the funding of pension plans from the determination of whether the performance target has been met. As disclosed on page 21 of the Form 10-K, the company’s free cash flow for 2010 of $211 million included an accelerated pension contribution of $25 million in 2010. Pursuant to the terms of the

EOPP, free cash flow as reported was adjusted (as noted on page 21 of the proxy statement) to exclude the $25 million accelerated pension contribution to determine that the EOPP performance target was met as set forth in the following table. In future filings, the company intends to provide additional disclosure to make clear how reported amounts are adjusted for purposes of determining whether performance targets have been met.

2010 Free Cash Flow (in thousands)
Net cash provided by (used for) continuing operations	$270,376
Capital expenditures	(59,523)
Proceeds from sale of property and equipment	358

Free cash flow reported in Form 10-K	211,211
Accelerated pension contribution	25,000

Free cash flow for EOPP performance target	$236,211

In connection with our response to these comments, the company acknowledges the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our response, please do not hesitate to call me at (763) 656-5260.
Regards,

/s/ John L. Stauch
By: John L. Stauch
Executive Vice President and Chief Financial Officer

cc:	Ms. Celia A. Soehner Attorney

Mr. Geoffrey Kruczek Senior Attorney